Reviewed Financial Statements

CoDwell, LLC
For The Period From July 31, 2020 (Inception) to August 20, 2020



ALEXANDRA HERNANDEZ
CPA, PA

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors and Members of
CoDwell, LLC
San Francisco, California

We have reviewed the accompanying financial statements of CoDwell, LLC. (a Vermont limited liability company), which comprise the balance sheet as of August 20, 2020, and the related statements of operations, changes in members' equity, and cash flows for the period from July 31, 2020 (Inception) to August 20, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Alexandra Hernandez, CPA
San Antonio, TX
August 20, 2020

PO BOX 593431 San Antonio, TX 78259 | (P) 210-504-8110 | alexahernandez.cpa@gmail.com

Balance Sheet


CoDwell, LLC
As at 20 August 2020


20 Aug 2020

Assets

Current Assets	
Cash and Cash Equivalents	-
Total Current Assets	**-**
Total Assets	**-**

Liabilities and Equity

Equity	
Contributed Capital - Founders	806
Current Year Earnings	(806)
Total Equity	**-**
Total Liabilities and Equity	**-**

Reviewed - See accompanying notes

Income Statement


CoDwell, LLC
31 July 2020 to 20 August 2020


	20 Aug 20
Gross Profit	**-**
Operating Expenses	
Professional Fees	601
Total Operating Expenses	**601**
Operating Income / (Loss)	**(601)**
Other Income and Expense	
Organizational Costs	(205)
Total Other Income and Expense	**(205)**
Net Income / (Loss) before Tax	**(806)**
Net Income	**(806)**
Total Comprehensive Income	**(806)**

Reviewed - See accompanying notes

Statement of Changes in Members' Equity

CoDwell, LLC

For the period July 31, 2020 to August 20, 2020

	JUL 31-AUG 20, 2020
Equity	
Starting Balance	-
Members' Capital Contribution	806
Current Period Earnings (Loss)	(806)
Total Equity	-

Statement of Cash Flows

CoDwell, LLC

For the period July 31, 2020 to August 20, 2020

	JUL 31-AUG 20, 2020
Operating Activities	
Payments to suppliers	(806)
Net Cash Flows from Operating Activities	**(806)**
Financing Activities	
Proceeds from Member's capital contribution	806
Net Cash Flows from Financing Activities	**806**
Net Cash Flows	**-**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	-
Net change in cash for period	**-**

Notes to the Financial Statements (Reviewed)
CoDwell, LLC
For The Period From July 31, 2020 (Inception) to August 20, 2020

NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

CoDwell, LLC ("the Company") is a limited liability company ("LLC") formed under the laws of the State of Vermont.

The Company was founded on July 31, 2020 for the purpose of purchase, occupancy, and rental of mixed use real estate.

The main activities of the Company will be to lease mixed use real estate for residential and accessory purposes. The Company's additional revenue streams will involve event hosting on the property, small scale maple sugaring operations, and educational programs organized by members of the project. The anticipated date of grand opening is January 1, 2021.

Management's Plans
The Company's plan for 2020 is to raise capital directly from interested investors and potential residents of the property. The Company will then engage in a crowd investment campaign targeting other individuals and organizations who are aligned with the Company's goals. The combined capital from these two endeavors will be used to secure financing to purchase either the Southern Vermont College property or, should that not be possible, another similar property. The plan for 2021 is to begin operations with 10-20% occupancy and engage in recruiting and improvement to the property through the year with an aim to achieve 50% occupancy by year end, and 80-100% occupancy during 2022.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant Risks and Uncertainties
The current COVID-19 pandemic presents some challenges in finding residents; the potential lack of an effective vaccine prior to the Company's recruitment efforts in 2021 is a significant risk. The first year of operation will likely involve operational losses while seeking to achieve financial stability.

The Company is dependent on obtaining additional capital resources for the expansion of its operations, which is subject to significant risks and uncertainties, including the inability to secure additional funding at favorable rates or failing to reach profitability or generate positive cash flows from its current business model.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments, such as money market funds that are readily convertible to known amounts of cash within 90 days from the date of purchase. All cash balances are held at major banking institutions.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Expenses

The Company records expenses in the period incurred.

Organizational Costs

Organizational costs, including legal fees, are expensed as incurred. Organizational costs charged to operations totaled $205 for the period from July 31, 2020 (Inception) through August 20, 2020

Income Taxes

The Company operates as a limited liability company. As such, income and expenses of the Company are passed through to the members and are reported on the individual income tax returns. As a limited liability company, the Company is not required to pay federal or state income taxes. However, the Company is subject to certain state, excise, franchise and license fees; the provision for income taxes reflected in the accompanying financial statements consists primarily of such items.

Income Taxes (Continued)

The Company evaluates its uncertain tax positions and would recognize a loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position of for all uncertain tax positions in the aggregate could differ from the amount recognized. Management does not believe that the Company has any uncertain tax provisions.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Member's Equity

As of August 20, 2020, the Company's ownership consists of a single member.

The ownership by a Member, shall entitle such Member to allocations of Net Income and Net Loss and other items of income, gain, loss or deduction, and distributions of cash and other property. All Company's ownership was issued to founding members during the period from July 31, 2020 (Inception) through August 20, 2020, in exchange for cash and other assets valued at $806.

The founding members intend to establish the Company's operating agreement within the near term. The Company's operating agreement will include an additional capital contribution from its founding member valued at $9,200. The total initial capital contribution that will be listed in the Company's operating agreement from its founding member will be valued at $10,000.

NOTE C - FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the
use of unobservable inputs.

NOTE C - FAIR VALUE MEASUREMENTS (Continued)

These inputs are prioritized as follows:
- **Level 1** - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
- **Level 2** - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
- **Level 3** - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:
- **Market approach** - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
- **Income approach** - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option pricing models, and excess earnings method.
- **Cost approach** - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D - CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E - RELATED PARTY TRANSACTIONS

In the normal course of business, the Company will have transactions with the following related party entities managed by the same owners:
- 285 9th St Inc.

NOTE F - MEMBER LIABILITY

The Company is organized as a limited liability company under the laws of the state of Vermont. As such, the liability of members of the Company for the financial obligations of the Company are limited to each members' contribution of capital to the Company.

NOTE G - SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated and disclosed all material subsequent events up to August 20, 2020, which is the date that the financial statements were available to be issued. There were no subsequent events to disclose.